GREAT POINT CAPITAL, LLC

**STATEMENT OF FINANCIAL CONDITION
AND SUPPLEMENTAL SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)**

December 31, 2024
<u>AVAILABLE FOR PUBLIC INSPECTION</u>

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-53402

ANNUAL REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING **01/01/24** (MM/DD/YY) AND ENDING **12/31/24** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM:

GREAT POINT CAPITAL LLC

TYPE OF REGISTRANT (check all applicable boxes):
[X] **Broker-dealer** ☐ **Security-based swap dealer.** ☐ **Major security-based swap participant**
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 West Jackson Blvd., Suite 1000
(No. and Street)

Chicago	**Illinois**	**60606**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REAGARD TO THIS FILING

Gabriel Mengin	**(312) 356-4405**
	(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this Filing*

Ryan & Juraska, LLP, Certified Public Accountants
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 2250	**Chicago**	**Illinois**	**60604**
(Address)	(City)	(State)	(Zip Code)

3/24/2009	3407
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 17CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Gabriel Mengin**, swear (or affirm), that, to the best of my knowledge and belief, the financial report pertaining to the firm of **Great Point Capital, LLC**, as of **December 31, 2024**, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

_____
Signature

President
_____
Title

_____
Notary Public

Official Seal
AMIR RAHIMI
Notary Public, State of Illinois
Commission No. 716431
My Commission Expires November 26, 2028

This filing** contains (check all applicable boxes):

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [x] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [x] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [x] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other:

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Great Point Capital, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Great Point Capital, LLC (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, except for the effects of not valuing the Company's investments in other private companies at fair value, the statement of financial condition presents fairly, in all material respects, the financial position of Great Point Capital, LLC as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

The Company's investments in other private companies, at cost, is carried at $4,645,746 on the Company's statement of financial condition, which represents 4.5% of the Company's members' equity at December 31, 2024. As discussed in Note 2, the Company valued its investments in other private companies at cost, rather than at fair value, which is a departure from accounting principles generally accepted in the United States of America. We were unable to obtain sufficient appropriate audit evidence to opine on the Company's valuation and, as a result, we are unable to determine whether any adjustments are necessary in respect to the fair value of investments in other private companies.

Basis for Opinion

This financial statement is the responsibility of Great Point Capital, LLC's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Great Point Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information
The Supplemental Schedules (the "supplemental information") have been subjected to audit procedures performed in conjunction with the audit of Great Point Capital, LLC's financial statement. The supplemental information is the responsibility of Great Point Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Schedules are fairly stated, in all material respects, in relation to the financial statement as a whole.

Ryan & Juraska LLP

We have served as Great Point Capital, LLC's auditor since 2003.
Chicago, Illinois
February 28, 2025

GREAT POINT CAPITAL, LLC

Statement of Financial Condition

December 31, 2024

Assets

Cash	$	3,713,201
Receivable from broker-dealers		1,510,460
Securities owned, at fair value		149,550,666
Investments in other private companies, at cost		4,645,746
Other assets		407,472
	$	159,827,545

Liabilities and Members' Equity

Liabilities

Payable to broker-dealer	$	34,135,499
Securities sold, not yet purchased, at fair value		20,999,715
Accounts payable and accrued expenses		2,337,536
		57,472,750
Members' equity		102,354,795
	$	159,827,545

See accompanying notes.

GREAT POINT CAPITAL, LLC

Notes to Financial Statement
December 31, 2024

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1.   **Organization and Business**

Great Point Capital LLC (the "Company"), a Delaware limited liability company, was originally formed on October 11, 2000. The Company is a registered broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company engages in the proprietary trading of exchange traded equity securities and equity and index options, as well as retail brokerage and alternative investments.

The Company provides for two classes of membership with varying rights and interests. Class A members have all the voting rights and the Class B members have no voting rights on any matter presented to the members for their vote or approval except as provided in the limited liability company operating agreement. A Class B member's allocated portion of the Company's net profit or loss is limited to the provisions of their trading agreement.

At December 31, 2024, Class A Members and Class B Members have an ending capital totaling $144,893 and $102,209,902, respectively.

2.   **Summary of Significant Accounting Policies**

<u>Securities Valuation and Revenue Recognition</u>
Securities transactions and related revenue and expenses are recorded on a trade date basis and, accordingly gains and losses are recorded on unsettled transactions. Securities owned and securities sold, not yet purchased are recorded in the statement of financial condition at fair value in accordance with Accounting Standards Codification (ASC) 820 "Fair Value Measurements and Disclosures". The carrying values of cash, receivables and payables approximate fair value due to the short maturities of these financial instruments.

The Company recognizes revenue in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") Topic 606, Revenue from Contracts with Customers. The guidance was amended to require business entities to recognize revenue to depict the transfer of promised goods of services to customers in an amount that reflects the consideration to which the entity expects to be entitled in the exchange for those goods or services. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

The Company facilitates the application process for the customer to make an investment with a counterparty. Each time a customer enters this process, the Company earns commissions from the counterparty. These commissions may be earned up front, over time, or a combination of both as determined by the structure agreed upon between the Company and the customer. The Company believes that its performance obligation is satisfied on the original trade date; the date the Company facilitates the transaction by finding a suitable financial instrument, commission structure is agreed upon, and the risks and rewards of ownership have been transferred to the customer.

_____

2.   **Summary of Significant Accounting Policies, continued**

Investments in Other Private Companies
Investments are valued using the cost method. These investments consist of investments in other private companies. Because of the inherent uncertainty of valuation, the values used may differ significantly from the values that would have been used had a ready market for the investments existed, and the differences could be material.

Use of Estimates
The preparation of financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Income Taxes
No provision has been made for federal income taxes as the taxable income or loss of the Company is included in the respective income tax returns of the members.

In accordance with United States Generally Accepted Accounting Principles ("U.S. GAAP"), the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for the years before 2021. Based on its analysis, there were no tax positions identified by management which did not meet the "more likely than not" standard as of and for the year ended December 31, 2024.

3.   **Agreements and Related Party Transactions**

The Company has a Joint Back Office ("JBO") clearing agreement with Wedbush Securities Inc. ("Wedbush").   The agreement allows JBO participants to receive favorable margin treatment as compared to the full customer margin requirements of Regulation T. As part of this agreement, the Company has invested $10,000 in the preferred stock interest of Wedbush. The Company's investment in Wedbush is reflected in other assets in the statement of financial condition. Under the rules of the Financial Industry Regulatory Authority, the agreement requires that the Company maintain a minimum net liquidating equity of $1 million with Wedbush, exclusive of its preferred interest.

The Company entered into an expense sharing agreement with a member, Great Point Trading LLC in October 2000. Per the agreement, the Company is allocated a portion of the administrative and other operating expenses paid by the member.

GREAT POINT CAPITAL, LLC

Notes to Financial Statement, Continued

December 31, 2024

_____

4.   **Financial Instruments**

ASC 815 "Derivatives and Hedging" requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit risk-related contingent features in derivative agreements. The disclosure requirements of ASC 815 distinguish between derivatives which are accounted for as "hedges" and those that do not qualify for such accounting.

Options contracts grant the purchaser, for the payment of a premium, the right to either purchase from or sell to the writer a specified financial instrument under agreed terms. As a writer of options contracts, the Company receives a premium in exchange for bearing the risk of unfavorable changes in the price of the financial instruments underlying the options.

Securities sold, not yet purchased and short options represent obligations of the Company to deliver the specified security and, thereby, create a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in risk as the Company's satisfaction of the obligations may exceed the amount recognized in the statement of financial condition.

Risk arises from the potential inability of counterparties to perform under the terms of the contracts (credit risk) and from changes in the values of the underlying financial instruments (market risk). The Company is subject to credit risk to the extent any broker with whom it conducts business is unable to fulfill contractual obligations on its behalf. The Company attempts to minimize its exposure to credit risk by monitoring brokers with which it conducts investment activities. In management's opinion, market risk is substantially diminished when all financial instruments are aggregated.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (ASU 2016-13). The new guidance broadens the information that an entity must consider in developing its estimated credit losses expected to occur over the remaining life of assets measured either collectively or individually to include historical experience, current conditions and reasonable and supportable forecasts. ASU 2016-13 replaces the existing incurred credit loss model with the current expected credit losses model. The amendment was effective for fiscal years beginning after December 15, 2019. The adoption of this standard did not have a material impact on the Company's financial statement. At December 31, 2024, the Company had not recorded any allowance for credit losses.

_____

5.   **Fair Value Measurements and Disclosures**

ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

A description of the valuation techniques applied to the company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

- *Exchange-Traded Equity Securities*. Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in level 1 of the fair value hierarchy; otherwise, they are categorized in Level 2 or Level 3 of the fair value hierarchy. Securities traded on inactive markets or valued by dealer quotations or an alternative pricing source or model supported by observable inputs are classified within Level 2.

GREAT POINT CAPITAL, LLC

Notes to Financial Statement, Continued

December 31, 2024

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5. **Fair Value Measurements and Disclosures, continued**

- Listed Derivative Contracts. Listed derivatives that are actively traded are valued based on quoted prices from the exchange and are categorized in level 1 of the fair value hierarchy. Listed derivatives that are not actively traded are valued using the same approaches as those applied to OTC derivatives; they are generally categorized in level 2 of the fair value hierarchy.

- Corporate Bonds. The fair value of corporate bonds is determined using recently executed transactions, market price quotations (when observable), bond spreads of credit default swap spreads obtained from independent external parties, such as vendors and brokers, adjusted for any basis difference between cash and derivative instruments. The spread data used are for the same maturity as the bond. If the spread data do not reference the issuer, then data that reference a comparable issuer are used. When position-specific external price data are not observable, fair value is determined based on either benchmarking to similar instruments or cash flow models with yield curves, bond, or single-name credit default swap spreads and recovery rates as significant inputs. Corporate bonds are generally categorized in level 2 of the fair value hierarchy; in instances when prices, spreads, or any of the aforementioned key inputs are unobservable, they are categorized in level 3 of the fair value hierarchy.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2024:

		Level 1		Level 2		Total
Assets (Securities owned)						
Equities	$	124,546,460	$	-	$	124,289,161
Options		324,564		-		324,564
Preferred Equities		16,813,650		-		16,813,650
Exchange traded Funds		7,399,259		-		7,399,259
Warrants		447,954		-		705,253
Corporate bond		-		18,779		18,779
Total	$	149,531,887	$	18,779-	$	149,550,666
Liabilities (Securities sold, not yet purchased)						
Equities	$	15,816,504	$	-	$	15,813,735
Options		3,993,767		-		3,993,767
Preferred Equities		284,498				284,498
Exchange traded Funds		888,734		-		888,734
Warrants		16,212		-		18,981
Total	$	20,999,715	$	-	$	20,999,715

At December 31, 2024, the Company held no Level 3 investments.

GREAT POINT CAPITAL, LLC

Notes to Financial Statement, Continued
December 31, 2024

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6.   **Guarantees**

Accounting Standards Codification Topic 460 ("ASC 460"), Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others. At December 31, 2024, the Company was not party to any guarantee arrangements.

Certain derivatives contracts that the Company has entered into meet the accounting definition of a guarantee under ASC 460. Derivatives that meet the ASC 460 definition of guarantees include written options. The maximum potential payout for these derivatives contracts cannot be estimated as increases in interest rates, foreign exchange rates, securities prices, commodities prices and indices in the future could possibly be unlimited.

The Company records all derivative contracts at fair value. For this reason, the Company does not monitor its risk exposure to derivatives contracts based on derivative notional amounts; rather the Company manages its risk exposure on a fair value basis. The Company believes that the notional amounts of the derivative contracts generally overstate its exposure. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits.   The Company believes that market risk is substantially diminished when all financial instruments are aggregated.

7.   **Litigation and Settlement**

In the normal course of business, the Company is subject to legal actions that involve claims for monetary relief.

On June 24, 2022, the Company received a letter from FINRA indicating the Company is under review for their proprietary trading activity regarding GameStop Corp ("GME"). FINRA requested documents and information related primarily to short positions and pre-borrowed shares, and aggregation units. The Company submitted its response detailing its compliance with Regulation SHO and explaining the rationale for the aggregation units in question. To date, the Company has received nothing further from FINRA regarding this matter. No assessment of liability or loss can be made at this time.

On November 14, 2022, a FINRA Arbitration Claim was filed against the Company alleging in various counts that one of the Company's registered representatives recommended and sold the claimant various investments which were not suitable for them, and for which inadequate due diligence was conducted. This claim was settled during the year.

7.   **Litigation and Settlement, continued**

On January 6, 2023, a claim was filed in New York naming the Company as one of the respondents regarding a property in New York. The Company has no liability or connection with the events in the claim. The Company's insurance provider is representing the Company in the matter. No assessment of the outcome can be made at this time.

On May 26, 2023, The Company became aware of a FINRA Arbitration was filed against the Company. The Claim alleged in various counts that one of the Company's registered representatives recommended and sold the claimants various investments which were not suitable for them, and for which inadequate due diligence was conducted. The Company has filed an answer denying all claims. The case is set for a Hearing before FINRA arbitrators between October 6-10, 2025. No assessment of liability or loss can be made at this time. (See Note10).

On or about February 9, 2023, the Company received a letter from the SEC informing them of their investigation of potential violations of federal securities laws regarding document preservation. Staff requested the Company to produce information regarding communications conducted through personal devices. On May 20, 2024, The Company entered into an Offer of settlement with the SEC whereby it has agreed to pay the SEC a total sum of $2 million over the course of four payments. The first two payments have been completed, and the outstanding payments are due on April 11 and August 9, 2025, totaling $1,166,667, which is reflected in accounts payable and accrued expenses on the Statement of Financial Condition.

On January 2, 2024, a FINRA Arbitration Claim was filed against the Company alleging in various counts that one of the Company's registered representatives recommended and sold the claimants various investments which were not suitable for them, and for which inadequate due diligence was conducted. This Arbitration was resolved during the year.

8.   **Concentrations of Credit Risk**

At December 31, 2024, a significant credit concentration consisted of approximately $94.4 million, representing the fair value of the Company's trading accounts carried by one of its clearing brokers, Wedbush. Management does not consider any credit risk associated with these receivables to be significant.

The Company maintains certain cash deposits with financial institutions. On occasion, these deposits may exceed the maximum insurance level provided by the Federal Deposit Insurance Corporation. The Company monitors such credit risks and has not experienced any losses related to such risks At December 31, 2024, the Company was over this limit by approximately$2.9 million.

9. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1). Under this rule, the Company is required to maintain "net capital" equal to the greater of $100,000 or 6⅔ % of "aggregate indebtedness", as defined.

At December 31, 2024, the Company had net capital and net capital requirements of $75,054,959 and $155,836 respectively.

10. **Subsequent Events**

The Company's management has evaluated events and transactions through February 27, 2025, the date the financial statement is available to be issued, noting no material events requiring disclosure in the Company's financial statement other than listed below.

In January 2025, the Company recorded capital withdrawals to members totaling $5,178,743.

On January 16, 2025, the Company received a written complaint from a client alleges a misrepresentation of an investment. The client didn't file an arbitration claim. No assessment of liability can be made at this time.

On May 26, 2023, The Company became aware of a FINRA Arbitration was filed against the Company. The Claim alleged in various counts that one of the Company's registered representatives recommended and sold the claimants various investments which were not suitable for them, and for which inadequate due diligence was conducted. The Company has filed an answer denying all claims. In February 2025, a settlement was reached, and the Company will pay a total of $115, 000.

SUPPLEMENTAL SCHEDULES

Computation of Net Capital for Broker and Dealers pursuant to Rule 15c3-1

December 31, 2024

Computation of net capital

Total members' equity			$ 102,354,795
Deductions and/or charges:			
Nonallowable assets:			
Investments in other private companies, at cost		4,645,746	
Other assets	$	407,472	(5,053,218)
Net capital before haircuts on securities positions			97,301,577
Haircuts on securities:			
Trading and investment securities:			
Other securities	$	22,246,618	
Undue concentration		—	(22,246,618)
Net capital			$ 75,054,959

Computation of basic capital requirement

Minimum net capital required (greater of $100,000 or 6 ⅔% of aggregate indebtedness)		155,836
Net capital in excess of net capital requirement	$	74,899,123

Computation of aggregate indebtedness

Aggregate indebtedness	$	2,337,536
Ratio of aggregate indebtedness to net capital	%	3.11

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part II filing as of December 31, 2024.

See accompanying notes.

GREAT POINT CAPITAL, LLC SCHEDULE 2

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2024

The Company did not handle any customer cash or securities during the year ended December 31, 2024 and does not have any customer accounts.

GREAT POINT CAPITAL, LLC

Information Relating to Possession or Control Requirements pursuant to Rule 15c3-3

December 31, 2024

The Company did not handle any customer cash or securities during the year ended December 31, 2024 and does not have any customer accounts.